[redacted]

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 711/13-12-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure
- An Announcement

dw 1/3

PUBLIC POWER CORPORATION S.A.

NOTICE

The Public Power Corporation SA of Greece notifies pursuant to Law 3556/2007 and following relative notification received on December 12, 2007 from "*Morgan Stanley*" that, on December 6, 2007 total aggregate holdings of "*Morgan Stanley and Co International PLC*" and "*Morgan Stanley and Co Incorporated New York*" were reduced to 11,215,767 or 4,834% of the Company's voting rights.

Athens December 13, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SEC MAIL PROCESSING
RECEIVED
DEC 18 2007
WASH. D.C. 210 SECTION

BY COURIER

No/Date : ΓΔΙ:715 | 13-12-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

We notify that for explanation reasons, Note 2 of the Additional data and information for the Group and the Parent Company for the nine month period ended September 30, 2007, reads as follows:

Additional data and information for the Group

2. In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of, previously reported, shareholders' equity for the period ended September 30, 2006 and the year ended December 31, 2005 and before and after tax profit for 2006. The effect of the above revision on the Group's financial statements is as follows:

	30.09.2006	31.12.2005
Decrease in shareholders' equity	(44.631)	(43.630)
Profit before tax decrease because of identification of certain payroll obligations	(1.334)	-
Profit after tax decrease	(1.001)	-

Additional data and information for the Parent Company

2. In 2006, the Parent Company identified certain payroll obligations for which no liability had been recognised in previous periods. As a result, the Parent Company decided to proceed to a revision of previously reported, shareholders' equity for the period ended September 30, 2006 and for the year ended December 31, 2005 as well as pre tax and after tax profit for the aforementioned periods. The effect of the above revision on the Parent Company's financial statements is as follows:

	30.09.2006	31.12.2005
Decrease in shareholders' equity	(44.631)	(43.630)
Profit before tax decrease because of identification of certain payroll obligations	(1.334)	-
Profit after tax decrease	(1.001)	-

On November 21, 2006 and December 19, 2006, the Board of Directors of the Parent Company decided to proceed to the spin-off of all of its renewable energy plants ("disposal group" consisting of wind farms, solar power plants, geothermic plants and small hydro-electric plants, either operating or under construction) and to transfer them to its 100% subsidiary PPC Renewables S.A. in exchange of shares through an equivalent increase of the subsidiary's share capital, with effect from January 1, 2007 onwards. The profit before tax decrease for the nine month period ended September 30, 2006 due to the disposal group amounts to Euro 228.

Athens 13-12-2007

END